                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                             (Amendment No. 1)*



                     RADA ELECTRONIC INDUSTRIES LIMITED
                  ----------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
                ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                                  June 13, 1997
           --------------------------------------------------------
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Horsham Enterprises, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,398,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,398,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,398,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

     This statement amends Item 5 of the Statement on Schedule 13D (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended, by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by adding the information set forth below. This statement further amends the Schedule 13D by adding thereto the Escrow Agreement (the "Escrow Agreement"), dated as of the 16th day of June, 1997, by and among Horsham, Kellstrom Industries, Inc., a Delaware corporation ("Kellstrom"), and Fulbright & Jaworksi LLP, a Texas limited liability partnership ("Fulbright"); Item 7 (Exhibits) and the Index of Exhibits are amended accordingly and as set forth below.


ITEM 5:  INTEREST IN SECURITIES OF ISSUER
-------  --------------------------------

     (a) Horsham has notified Kellstrom that it is exercising its option under the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated June 2, 1997, by and between Horsham and Kellstrom, to purchase 1,398,000 of the Ordinary Shares of Rada. Pursuant to the Stock Purchase Agreement, Horsham has entered into an escrow agreement in the form attached hereto as Exhibit 2.

ITEM 7:  EXHIBITS
-------  --------

     2. Escrow Agreement, dated June 16, 1997, by and among, Horsham, Kellstrom and Fulbright, as executed by the parties thereto.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horsham Enterprises Limited


/s/ Roy K.C. Chan
-----------------
By:  Roy K.C. Chan, Managing Director


                                 EXHIBIT INDEX

Exhibit
-------

Exhibit 2      Escrow Agreement, as executed by the parties thereto.


                                      3.